Exhibit 99.6

INFORMATION PURSUANT TO SECTION 125 (1) IN CONJUNCTION WITH SECTION 125 (5)
GERMAN STOCK CORPORATION ACT (AKTG), ARTICLE 4 (1), TABLE 3 OF THE ANNEX OF THE
COMMISSION IMPLEMENTING REGULATION (EU) 2018/1212

Type of information	Description
A. Specification of the message
1. Unique identifier of the event	VIAoptronicsoHV2022
2. Type of message	Notice convening an annual general meeting Format required by the Commission Implementing Regulation (EU) 2018/1212: NEWM
B. Specification of the issuer
1. ISIN	DE000A2TSG37
1. ISIN	US91823Y1091
2. Name des Emittenten	VIA optronics AG
C. Specification of the meeting
1. Date of the General Meeting	December 29, 2022 Format required by the Commission Implementing Regulation (EU) 2018/1212: 20221229
2. Time of the General Meeting (UTC)	15:00 hrs (CET) Format required by the Commission Implementing Regulation (EU) 2018/1212: 14:00 hrs (UTC)
3. Type of General Meeting	Annual General Meeting Format required by the Commission Implementing Regulation (EU) 2018/1212: GMET
4. Location of the General Meeting	Offices of VIA optronics AG, Sieboldstrasse 18, 90411 Nuremberg, Germany
5. Record Date	Technical record date: December 22, 2022, 24:00 hrs (MEZ) Format required by the Commission Implementing Regulation (EU) 2018/1212: 20221222
6. Uniform Resource Locator (URL)	https://investors.via-optronics.com/investors/annual-general-meeting
D. Participation in the general meeting – Participation
1. Method of participation by shareholder	Participation by attendance of the shareholder at the place of the general meeting in person Format required by the Commission Implementing Regulation (EU) 2018/1212: PH
2. Issuer deadline for the notification of participation

Notification of attendance for the General Meeting by December 22, 2022, 24:00 hrs (CET), the date and time of receipt being decisive

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20221222, 23:00 hrs (UTC)

3. Issuer deadline for voting	Voting by voting in person in the General Meeting on December 29, 2022 until close of voting Format required by the Commission Implementing Regulation (EU) 2018/1212: 20221229

D. Participation in the general meeting – Participation by means of granting a power of attorney and providing instructions to the Company proxies
1. Method of participation by shareholder	Participation by means of proxy authorization and providing instructions to the proxies nominated by the Company Format required by the Commission Implementing Regulation (EU) 2018/1212: PX
2. Issuer deadline for the notification of participation

Notification of attendance for the General Meeting by December 22, 2022, 24:00 hrs (CET), the date and time of receipt being decisive

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20221222; 23:00 hrs (UTC)

3. Issuer deadline for voting

Voting by granting proxy authorization and issuing instructions to the proxies nominated by the Company by post or e-mail: December 28, 2022, 24:00 hrs (MEZ)

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20221228; 23:00 hrs (UTC)

In addition, we also offer shareholders who have submitted notification of attendance in good time and who attended the General Meeting, the option of authorizing the proxies nominated by the Company to exercise their voting rights at the General Shareholders’ Meeting.

until the start of the voting procedure during the Annual General Meeting on December 29, 2022

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20221229

D. Participation in the general meeting – Participation via proxy to third party
1. Method of participation by shareholder	Participation by means of granting proxy authorization to a third party Format required by the Commission Implementing Regulation (EU) 2018/1212: PX
2. Issuer deadline for the notification of participation

Notification of attendance for the General Meeting by December 22, 2022, 24:00 hrs (CET), the date and time of receipt being decisive

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20221222, 23:00 hrs (UTC)

3. Issuer deadline for voting

Granting a power of attorney to a proxy in writing or e-mail: December 28, 2022, 24:00 hrs (CET)

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20221228; 23:00 hrs (UTC)

The declaration of the granting of proxy authorization may be made to the proxy or to the Company. Proof of a proxy authorization granted to the proxy can be provided to the Company by the proxy presenting the proxy authorization at the admission control on the day of the Annual General Meeting until the start of the voting procedure during the Annual General Meeting on December 29, 2022

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20221229

E. Agenda – Agenda item 1
1. Unique identifier of the agenda item	1
2. Title of the agenda item

Presentation of the adopted annual financial statements of VIA optronics AG, the approved consolidated financial statements and the Group management report of VIA optronics AG, in each case for the financial year 2021, and the report of the Supervisory Board for the financial year 2021

3. Uniform Resource Locator (URL) of the materials	https://investors.via-optronics.com/investors/annual-general-meeting
4. Vote	N/A
5. Alternative voting options	N/A
E. Agenda – Agenda item 2
1. Unique identifier of the agenda item	2
2. Title of the agenda item	Resolution on the ratification of the acts of the Management Board for the fiscal year 2021
3. Uniform Resource Locator (URL) of the materials	https://investors.via-optronics.com/investors/annual-general-meeting
4. Vote	Binding vote Format required by the Commission Implementing Regulation (EU) 2018/1212: BV
5. Alternative voting options	Vote in favour, vote against, abstention Format required by the Commission Implementing Regulation (EU) 2018/1212: VF, VA, AB
E. Agenda – Agenda item 3
1. Unique identifier of the agenda item	3
2. Title of the agenda item	Resolution on the ratification of the acts of the Supervisory Board for the fiscal year 2021
3. Uniform Resource Locator (URL) of the materials	https://investors.via-optronics.com/investors/annual-general-meeting
4. Vote	Binding vote Format required by the Commission Implementing Regulation (EU) 2018/1212: BV
5. Alternative voting options	Vote in favour, vote against, abstention Format required by the Commission Implementing Regulation (EU) 2018/1212: VF, VA, AB
E. Agenda – Agenda item 4
1. Unique identifier of the agenda item	4
2. Title of the agenda item	Election of the Auditor of the Consolidated Financial Statements for the fiscal year 2022
3. Uniform Resource Locator (URL) of the materials	https://investors.via-optronics.com/investors/annual-general-meeting
4. Vote	Binding vote Format required by the Commission Implementing Regulation (EU) 2018/1212: BV

5. Alternative voting options	Vote in favour, vote against, abstention Format required by the Commission Implementing Regulation (EU) 2018/1212: VF, VA, AB
E. Agenda – Agenda item 5
1. Unique identifier of the agenda item	5
2. Title of the agenda item	Resolution on the approval of the remuneration system of the members of the Management Board
3. Uniform Resource Locator (URL) of the materials	https://investors.via-optronics.com/investors/annual-general-meeting
4. Vote	Advisory vote Format required by the Commission Implementing Regulation (EU) 2018/1212: AV
5. Alternative voting options	Vote in favour, vote against, abstention Format required by the Commission Implementing Regulation (EU) 2018/1212: VF, VA, AB
E. Agenda – Agenda item 6
1. Unique identifier of the agenda item	6
2. Title of the agenda item	Resolution on the compensation of the members of the Supervisory Board
3. Uniform Resource Locator (URL) of the materials	https://investors.via-optronics.com/investors/annual-general-meeting
4. Vote	Binding vote Format required by the Commission Implementing Regulation (EU) 2018/1212: BV
5. Alternative voting options	Vote in favour, vote against, abstention Format required by the Commission Implementing Regulation (EU) 2018/1212: VF, VA, AB
E. Agenda – Agenda item 7
1. Unique identifier of the agenda item	7
2. Title of the agenda item	Presentation of the renumeration report for fiscal year 2021 for discussion
3. Uniform Resource Locator (URL) of the materials	https://investors.via-optronics.com/investors/annual-general-meeting
4. Vote	N/A
5. Alternative voting options	N/A
E. Agenda – Agenda item 8
1. Unique identifier of the agenda item	8
2. Title of the agenda item	Resolution on amendments to the Articles of Association for the purpose of holding virtual General Shareholders' Meetings and updating Articles 16, 17, and 19 of the Articles of Association
3. Uniform Resource Locator (URL) of the materials	https://investors.via-optronics.com/investors/annual-general-meeting

4. Vote	Binding vote Format required by the Commission Implementing Regulation (EU) 2018/1212: BV
5. Alternative voting options	Vote in favour, vote against, abstention Format required by the Commission Implementing Regulation (EU) 2018/1212: VF, VA, AB
E. Agenda – Agenda item 9
1. Unique identifier of the agenda item	9
2. Title of the agenda item

Resolution on the authorization to grant subscription rights to members of the Management Board of the Company, to members of the management of affiliated companies and to selected employees of the Company and of affiliated companies in Germany and abroad (Stock Program 2022) and creation of Conditional Capital 2022/I and corresponding amendment to the Articles of Association

3. Uniform Resource Locator (URL) of the materials	https://investors.via-optronics.com/investors/annual-general-meeting
4. Vote	Binding vote Format required by the Commission Implementing Regulation (EU) 2018/1212: BV
5. Alternative voting options	Vote in favour, vote against, abstention Format required by the Commission Implementing Regulation (EU) 2018/1212: VF, VA, AB
F. Specification of the deadlines regarding the exercise of other shareholders rights – Additions to the agenda
1. Object of deadline	Submitting requests for additions to the agenda
2. Applicable issuer deadline	December 4, 2022, 24:00 hrs (CET) Format required by the Commission Implementing Regulation (EU) 2018/1212: 20221204; 23:00 hrs (UTC)
F. Specification of the deadlines regarding the exercise of other shareholders rights – Counter proposals
1. Object of deadline	Submitting counterproposals regarding items on the agenda
2. Applicable issuer deadline	December 14, 2022, 24:00 hrs (CET) Format required by the Commission Implementing Regulation (EU) 2018/1212: 20221214; 23:00 hrs (UTC)

F. Specification of the deadlines regarding the exercise of other shareholders rights – Election Nominations
1. Object of deadline	Submitting election nominations regarding items on the agenda
2. Applicable issuer deadline	December 14, 2022, 24:00 hrs (CET) Format required by the Commission Implementing Regulation (EU) 2018/1212: 2022214,;23:00 hrs (UTC)
F. Specification of the deadlines regarding the exercise of other shareholders rights – request information
1. Object of deadline	Right to request information on company matters
2. Applicable issuer deadline

December 29, 2022, from the opening of the General Meeting until the closing of the general debate by the chairman

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20221229

from the opening of the General Meeting until the closing of the general debate by the chairman

F. Specification of the deadlines regarding the exercise of other shareholders rights – Objections to resolutions
1. Object of deadline	Declaring objections to be recorded in the minutes
2. Applicable issuer deadline	December 29, 2022, from the opening of the General Meeting until its closing by the chairman Format required by the Commission Implementing Regulation (EU) 2018/1212: 20221229